FARM GENERATIONS COOPERATIVE
CLASS B PREFERRED STOCK PURCHASE AGREEMENT

Dated: [EFFECTIVE DATE]____

This document is the Class B Preferred Stock Purchase Agreement (this "Agreement") by and among Farm Generations Cooperative, a Minnesota cooperative association ("Farm Generations"), and the parties listed on Exhibit A attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

RECITALS

1. Farm Generations is organized to provide marketing software and other services to its members, who operate independent farming operations ("Members"), and other patrons (collectively, the "Purpose"). Farm Generations operates on a cooperative basis for the mutual benefit of its Members.

2. Pursuant to the provisions of Farm Generations' Bylaws attached hereto as Exhibit B (the "Bylaws"), the board of directors of Farm Generations (the "Board") through written resolution dated June __, 2021 authorizes the issuance of up to 40,000 shares of non-voting Class B Preferred Stock ("Class B Preferred"), at a purchase price of $100 per share (the "Class B Financing").

3. The prospective Purchaser desires to purchase that number of the Class B Preferred set forth opposite each Purchaser's name on Exhibit A, with the primary motivation to support the Farm Generations' Purpose. In exchange for the purchase of the Class B Preferred, Farm Generations shall declare annually non-guaranteed annual dividends as set forth hereunder.

AGREEMENT

In accordance with Farm Generations' Articles of Organization (the "Articles") attached as Exhibit C and the Bylaws, the parties to this Agreement agree as follows:

SECTION 1. Purchase and Sale of Class B Preferred

1.1 Sale and Issuance of Class B Preferred. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing (as defined below) and Farm Generations agrees to sell and issue to each Purchaser at the Closing that number of shares of non-voting Class B Preferred set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $100.00 per share (the "Purchaser Price"). The shares of Class B Preferred issued to Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "Shares".

1.2 Closing; Delivery. The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date set forth above or at such other time and place as Farm Generations and Purchasers mutually agreed upon, orally or in

writing (which time and place are designated as the "Initial Closing"). In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

1.3 Sale of Additional Shares. After the Initial Closing, Farm Generations may sell, on the same terms and conditions as those contained in this Agreement, additional Shares (the "Additional Shares"), to one or more Purchasers (the "Additional Purchasers"), provided that (i) the aggregate proceeds from the sale of Shares sold under this Class B Financing shall not exceed $4,000,000, and (ii) each Additional Purchaser becomes a party to this Agreement, by executing and delivering a counterpart signature page to this Agreement. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4 Delivery of Shares. Promptly following each Closing, if requested by the Purchasers, Farm Generations shall deliver to such Purchasers participating in such Closing a certificate representing the Shares being purchased by the Purchaser at such Closing against payment of the applicable Purchase Price therefor by check payable to Farm Generations, by wire transfer to a bank account designated by Farm Generations, by cancellation or conversion of indebtedness of Farm Generations to Purchaser or by any combination of such methods.

1.5 Use of Proceeds. Farm Generations shall use the proceeds from the sales of the Shares as working capital to be used toward the Farm Generations Purposes.

1.6 Agreement and Incorporation of Farm Generations' Governing Instruments. The Purchaser hereby acknowledges and agrees that it has received or has been provided reasonable access to current copies of the Articles and Bylaws, which are hereby incorporated by reference into this Agreement.

SECTION 2. Privileges and Limitations.

2.1 Dividends. In each year Farm Generations has certain after-tax net profits availability for declaration and distribution to the Purchasers, the Board shall determine it its sole discretion whether the after-tax net profits will be declared as dividend and distributed pro-ratably to the Purchasers (the "Dividends"). The Board will exercise good faith effort to declare annual dividends of up to Eight Percent (8%) per shares, with targeted Dividends of Five Percent (5%) per share over any five (5) year period. Notwithstanding the foregoing, each Purchaser expressly acknowledges, understands and accepts that Dividends declared upon the Shares are not guaranteed and not cumulative, and the Board in its sole discretion may determine to apply any such after-tax net profits as it deems appropriate to sustain the operations of Farm Generations and to further the Purposes.

2.2 Taxes on Dividends. Notwithstanding the declaration of Dividends upon the Shares, the Board reserves the right, in its sole discretion, to defer payment of Dividends until such time as the cash flows of Farm Generations support such a distribution. Notwithstanding the foregoing, the Purchaser shall be solely responsible for any tax consequence arising from the declaration or distribution of dividends upon the Shares.

2.3 Voting. Each Purchaser acknowledges and agrees that the Class B Preferred shall have no voting rights except as required by law. Notwithstanding anything to the contrary in the

Bylaws, each Purchaser further acknowledges that the ownership of Class B Preferred shall not entitled such Purchaser to elect any directors of the Board.

SECTION 3. Representations and Warranties of Farm Generations. Farm Generations hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

3.1 Organization, Good Standing, Corporate Power and Qualification. Farm Generations is a cooperative duly organized, validly existing and in good standing under the laws of Minnesota and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted, and (b) to execute, deliver and perform its obligations under this Agreement. Farm Generations is duly qualified to transact business as a foreign entity and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of Farm Generations.

3.2 Authorization. All action has been taken, or will be taken prior to the applicable Closing, on the part of the Board that is necessary for the authorization, execution and delivery of this Agreement by Farm Generations and the performance by Farm Generations of the obligations to be performed by Farm Generations as of the date hereof under this Agreement. This Agreement, when executed and delivered by Farm Generations, shall constitute the valid and legally binding obligation of Farm Generations, enforceable against Farm Generations in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 Valid Issuance of Shares. The shares of Class B Preferred, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 4 of this Agreement and subject to filings pursuant to Regulation D or Regulation Crowdfunding, as applicable, of the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, the offer, sale, and issuance of the shares of Class B Preferred to be issued pursuant to and in conformity with the terms of this Agreement.

3.4 Compliance with Other Instruments. Farm Generations is not in violation or default (a) of any provisions of the Articles or Bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party, or (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to Farm Generations. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either: (i) a default under

any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of Farm Generations or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Farm Generations.

SECTION 4. Representations and Warranties of Purchaser. Each Purchaser hereby represents and warrants to Farm Generations, severally and not jointly, as follows:

4.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

4.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to Farm Generations, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Class B Preferred to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Class B Preferred. The Purchaser has not been formed for the specific purpose of acquiring the shares of Class B Preferred.

4.3 Disclosure of Information. The Purchaser has had an opportunity to discuss Farm Generations' business, management, financial affairs and the terms and conditions of the offering of the shares of Class B Preferred with Farm Generations' management.

4.4 Sophisticated Investors; Investment at Own Risk. By reason of Purchaser's business or financial experience, Purchaser has the capacity to protect Purchaser's own interests in connection with the acquisition of the Shares. Purchaser understands the risks involved in Farm Generations' business. Purchaser is aware and agrees that acquisition of the Shares is predicated upon bona fide non-pecuniary motivations and objectives and that Purchaser is able, without impairing Purchaser's financial condition, to hold such Shares for an indefinite period, and even to sustain a total loss.

4.5 Restricted Securities. The Purchaser understands that the shares of Class B Preferred have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Class B Preferred are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Class B Preferred

indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that Farm Generations has no obligation to register or qualify the shares of Class B Preferred, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Class B Preferred, and on requirements relating to Farm Generations which are outside of the Purchaser's control, and which Farm Generations is under no obligation and may not be able to satisfy.

4.6 No Public Market. The Purchaser understands that no public market now exists for the shares of Class B Preferred, and that Farm Generations has made no assurances that a public market will ever exist for the shares of Class B Preferred. Further, the Shares may constitute restricted securities within the meaning of Rule 144 promulgated under the Act; the exemption from registration under Rule 144 will not be available in any event for at least one (1) year (or, under certain circumstances, three (3) years) from the date of Purchaser's acquisition of the Shares and unless other terms and conditions of Rule 144 are complied with; and any sale of the Shares may be made by Purchaser only in accordance with such terms and conditions, or otherwise in an exempt transaction under the Act.

4.7 No General Solicitation. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the shares of Class B Preferred, or (b) published any advertisement in connection with the offer and sale of the shares of Class B Preferred, except utilizing crowdfunding platforms in conformance with Regulation Crowdfunding of the Securities Act.

4.8 Restrictive Legends. All certificates representing Shares shall have affixed thereto legendsin substantially the following form:

> "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. PURCHASERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE SHARES ISSUED HEREBY IS MADE BY

COOPERATIVE, DULY FORMED UNDER MINNESOTA LAW."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE"ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. PURCHASERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE NOTE MADE HEREBY IS MADE BY A COOPERATIVE, DULY FORMED UNDER MINNESOTA LAW."

4.9 Conflict of Interest. Purchaser acknowledges that:

(a) This Agreement has been drafted by Farm Generations' attorney;

(b) Purchaser has been advised that a conflict of interest may exist between Purchaser's interests and the interests of Farm Generations, and with other Purchasers;

(c) Purchaser has been advised to seek the advice of independent legal counsel; and

(d) Purchaser has had the opportunity to seek the advice of independent counsel.

SECTION 5. Covenants, Duties and Responsibilities of Purchaser. The Purchaser shall comply and remain in compliance at all times with all Bylaws and with the policies, rules, and regulations for the transaction of business with Farm Generations now in effect and from time to time hereafter adopted by Farm Generations.

SECTION 6. Restrictions on Transfer

6.1 General Restriction. Notwithstanding anything to the contrary in the Bylaws, each Purchaser shall not Transfer (as hereinafter defined) his/her/its Shares except as expressly permitted in this Agreement. For purposes of this Agreement, "Transfer" shall mean, with respect to the Purchaser and his or her Shares, any sale, gift, conveyance in trust, transfer by request, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily, involuntarily or by operation of law). Any Transfer of Shares

in violation of the terms and conditions set forth in this Agreement shall be null and void, unless consented to in writing by the Board.

6.2 Estate Planning Transfers. Notwithstanding anything to the contrary set forth in Section 6.1 above, Purchaser may Transfer all or any of his or her Shares (a) by way of gift to any member of his or her family or to any trust for the benefit of any such family member or such Purchaser; or (b) by will or the laws of descent and distribution; provided, in each case, that any such Transferee shall agree in writing with Farm Generations, as a condition to such Transfer, to be bound by the terms and conditions set forth in the Bylaws and this Agreement to the same extent as if such Transferee were such Founding Purchaser.

6.3 Third Party Offer.

(a) Notwithstanding anything to the contrary set forth in Section 6.2 above, and not including any Transfer of Shares consummated in accordance with the terms and conditions set forth in Section 6.2 above, if subsequent to the fifth (5th) anniversary of the applicable date any Purchaser's purchase of Shares hereunder, Purchaser desires to Transfer all or any part of his or her Shares pursuant to a bona fide offer (a "Third Party Offer") in writing received from a third party who is not an existing stockholder of Farm Generations (the "Proposed Transferee"), Purchaser (the "Selling Purchaser") shall submit a written offer (the "Redemption Offer") to Farm Generations to redeem such Shares (the "Offered Shares") at the aggregate Purchase Price paid hereunder by such Purchaser plus any declared but unpaid Dividends accruing thereto and upon the payment terms set forth in Section 6.3(d) below. In addition, the Redemption Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of Shares owned by the Selling Purchaser and any other material facts relating to the proposed Third Party Offer.

(b) For a period of sixty (60) days after its receipt of a Redemption Offer, Farm Generations shall have the first right of refusal to redeem the Offered Shares of the Selling Purchaser (the "Transferred Shares"), for a redemption price determined in accordance with Section 6.3(c) below and upon the payment terms set forth in Section 6.3(d) below.

(c) If Farm Generations elects to exercise its option to redeem the Transferred Shares, as determined by the Board, the redemption price (the "Redemption Price") therefor shall be equal to the aggregate Purchase Price paid hereunder by such Purchaser plus any declared but unpaid dividends.

(d) Redemptions of Transferred Shares to be consummated pursuant to this Section 6.3 shall be completed at the offices of Farm Generations within fifteen (15) days after Farm Generations' acceptance of the relevant Redemption Offer. At the closing of any such redemption (i) the Selling Purchaser shall deliver to Farm Generations the certificate or certificates evidencing the relevant Transferred Shares, duly endorsed for transfer to Farm Generations; and (ii) Farm Generations shall pay to the Selling Purchaser the Redemption Price, at the election of Farm Generations in its sole discretion, either (A) in full in cash at closing; or (B) in ten percent (10%) in cash at closing and the balance thereof payable on or before the two-year anniversary of such closing with interest thereon accruing at the cumulative average of the prime rate as set forth in the "Money Rates" column of the Wall Street Journal, Eastern Edition (or its successor) for the

thirty (30) day period immediately preceding the date of closing (the "Prime Rate"), such payment obligation to be evidenced by a negotiable promissory note or notes made by Farm Generations payable to the order of such Selling Purchaser, secured by the Transferred Shares being redeemed and containing a right of prepayment without penalty.

(e) If, after the expiration of Farm Generations' right of refusal, the Offered Shares have not been redeemed by Farm Generations pursuant this Section 6.3, such Selling Purchaser may proceed to Transfer the Offered Shares to the Proposed Transferee, which price per share shall not exceed the Original Purchase Price plus any declared but unpaid dividends, and provided that (i) the closing of such sale occurs within ninety (90) days after the date of such Third Party Offer; and (ii) such Proposed Transferee has delivered to Farm Generations evidence reasonably satisfactory to Farm Generations, as determined by the Board, that such Proposed Transferee has agreed in writing to be bound by the terms and conditions of this Agreement.

(f) In the event for any reason any Offered Shares are not: (i) redeemed by Farm Generations in accordance with the terms and conditions set forth in Sections 6.3(a)-(d) above; or (ii) sold to such Proposed Transferee pursuant to such Third Party Offer within the ninety-day period in accordance with the terms and conditions set forth in Section 6.3(e) above, for a period of sixty (60) days thereafter, Farm Generations shall have the first right of refusal to redeem the Shares of the Selling Purchaser in accordance with the terms and conditions set forth in Sections 6.3(g) below.

(g) Farm Generations shall pay to such Selling Purchaser a redemption price (also the "Redemption Price") which shall be equal to the original Purchase Price plus any declared but unpaid dividends for the Shares of such Selling Purchaser and shall be payable in accordance with the payment terms set forth in Section 6.3(d) above.

6.4 Involuntary Transfers.

(a) In the event that (i) a petition in bankruptcy is filed by or against Purchaser; (ii) Purchaser's Shares are involuntarily Transferred, which Transfer may include without limitation attachment, levy, divorce, foreclosure, or sale by virtue of any judicial order of any court of record; (each a "Defaulting Purchaser") for a period of one- hundred and eighty (180) days after the date any such petition in bankruptcy is filed, the effective date of any such involuntary Transfer, Farm Generations shall have the first right of refusal to redeem the Shares of the Defaulting Purchaser in accordance with the terms and conditions set forth in Sections 6.4(b) and (c) below. In the event that Farm Generations, at any time hereafter exercises its right to repurchase the Purchaser's Shares ("Call Option") and terminate Purchaser's interest in Farm Generations, which shall be in the sole discretion of the Board ("Called Purchaser"), for a period of one-hundred and eighty (180) days after the date of Farm Generations' exercise of its Call Option, which shall be evidenced by a written consent of the Board, Farm Generations shall have the right to redeem the Shares of the Called Purchaser in accordance with the terms and conditions set forth in Section 6.4(b) and (c) below.

(b) In the event Farm Generations exercises its right to redeem the Shares of the Defaulting Purchaser, Farm Generations shall pay to such Defaulting Purchaser a redemption price (also the "Redemption Price") which shall be equal to the aggregate Purchase Price paid hereunder

by such Purchaser plus declared but unpaid dividends less a discount of twenty-five percent (25%). The discount for Shares is intended, among other things, as liquidated damages to compensate Farm Generations for redeeming the Shares of such Defaulting Purchaser at a time which may be disadvantageous to Farm Generations and as an equivalent to broker's commissions, closing costs, price reductions to obtain a prompt sale and the like that would have been paid or made had all of Farm Generations' assets been sold on the open market at a price necessary to obtain a prompt sale. In the event Farm Generations exercises its right to redeem the Shares of the Called Purchaser, Farm Generations shall pay to such Defaulting Purchaser a redemption price (also the "Redemption Price") which shall be equal to the aggregate Purchase Price paid hereunder by such Purchaser plus declared but unpaid dividends of such Called Purchaser's Shares determined as of the effective date of such involuntary Transfer plus a premium of five percent (5%). The premium for Shares is intended, among other things, as a disincentive for Farm Generations to exercise its Call Option without proper purpose or good cause and to compensate Purchaser for the risk of having his Shares redeemed unilaterally

(c) Redemptions of Shares to be consummated pursuant to this Section 6.4 shall be completed at the offices of Farm Generations within fifteen (15) days after Farm Generations elects to redeem the Shares. At the closing of any such redemption (i) the Defaulting or Called Purchaser shall deliver to Farm Generations the certificate or certificates evidencing the relevant Shares, duly endorsed for transfer to Farm Generations; and (ii) Farm Generations shall pay the Redemption Price to the Defaulting or Called Purchaser, at the election of Farm Generations, either in or some combination of (A) cash at closing; or (B) on or before the two-year anniversary of such closing with interest thereon accruing at the cumulative average of the Prime Rate, such payment obligation to be evidenced by a negotiable promissory note or notes made by Farm Generations payable to the order of such Defaulting or Called Purchaser, secured by the Shares being redeemed and containing a right of prepayment without penalty.

(d) In the event that Farm Generations does not exercise its option to redeem the Shares, the Defaulting or Called Purchaser shall remain the owner of his or her Shares and have the same rights as a Prohibited Transferee in Section 6.6 below.

6.5 Substituted Preferred Shareholders.

(a) A Third Party Purchaser shall have the right to become a Purchaser in place of his or her predecessor in interest with respect to such Shares purchased by such Third Party Purchaser, provided such Third Party Purchaser is eligible to become a Class B Purchaser-Member and agrees to become bound by Farm Generations' Bylaws. Upon satisfying such conditions precedent, then the Third Party Purchaser shall be admitted as a Purchaser and referred to herein as a "Substituted Purchaser."

(b) As a condition to admission as a Substituted Purchaser, such Third Party Purchasers shall execute and acknowledge such instruments, in form and substance satisfactory to the Board, as the Board shall deem necessary or desirable to effectuate such admission and to confirm the agreement that such Substituted Purchaser is to be bound by all of the terms and provisions of this Agreement and the Bylaws, as the same may have been amended from time to time, with respect to the Shares acquired from or through such predecessor in interest; and such Substituted Purchaser shall pay all reasonable expenses in connection with such admission as a substituted Purchaser,

including without limitation, the cost of preparing and having executed any amendment to this Agreement necessary or desirable in connection therewith. As a further condition to admission as a Substituted Purchaser, such Third Party Purchaser shall qualify, apply and satisfy all terms and conditions to become a Member of Farm Generations, as defined by the Bylaws.

6.6 Rights of Prohibited Transferees and Transferor.

(a) Any purported Transfer of Shares occurring other than as permitted in accordance with the Bylaws and this Section 6 shall be null and void and of no effect whatsoever; provided, however, in the event Farm Generations is required to recognize a prohibited Transfer (or if Farm Generations, in its sole discretion, elects to recognize a prohibited Transfer), a person who acquires Shares through such prohibited Transfer (a "Prohibited Transferee") shall (i) be entitled only to allocations and distributions associated with such Shares, which such allocations and distributions may be applied by Farm Generations (without limiting any other legal or equitable rights of Farm Generations or the other Purchasers) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Shares may have to Farm Generations or the other Purchasers; (ii) have no right to information or accounting of the affairs of Farm Generations; (iii) not be entitled to inspect the books or records of Farm Generations; (iv) not be entitled to exercise any voting rights associated with such Shares; and (v) not have any of the rights of a Purchaser under the Act or this Agreement.

(b) Any Purchaser who has Transferred some or all of his or her Shares (whether or not such Transfer is permitted hereunder) shall, as of the date of such Transfer or attempted Transfer: (i) automatically cease to have any rights as a Purchaser with respect to the relevant Shares; and (ii) with respect to any ineffective Transfer, have only the rights of a Prohibited Transferee as set forth in Section 6.6(a) above; provided, however, that Purchaser shall not be relieved of any of his or her liabilities or obligations hereunder with respect to such Shares.

6.7 Discretionary Redemption. The Board at its option at any time, a the fifth (5th) anniversary of any Purchaser's purchase of Shares hereunder, may in its sole discretion offer any Purchasers to redeem all or any portion of the Shares at a redemption price (also the "Redemption Price") equal to (i) the Purchase Price multiply the number of Shares so redeemed plus (ii) any declared but unpaid Dividend accruing thereto. Farm Generations shall submit to such Purchaser a written offer (also the "Redemption Offer"). Within a period of sixty (60) days after the Purchaser's receipt of a Redemption Offer, Purchaser shall either accept or reject such Redemption Offer. If Purchaser fails to offer a written response, the Purchaser is deemed to reject the Redemption Offer. If such Purchaser accepts the Redemption Offer, Farm Generation agrees to pay the purchaser the Redemption Price within thirty (30) days from the day of the Purchaser's acceptance.

SECTION 7. Miscellaneous.

7.1 Entire Agreement. This Agreement together with the Articles and Bylaws constitute the entire agreement between the parties hereto and thereto concerning the matters covered herein and supersede all prior agreements and/or understandings, between the parties, whether written or oral, concerning the matters addressed herein; and there are no understandings,

agreements, representations or warranties, express or implied, which are not specified in writing and signed by the parties hereto.

7.2 Severability. In the event that any of the terms of this Agreement are or become illegal or unenforceable, such terms shall be null and void and shall be deemed deleted from this Agreement, and all the remaining terms of this Agreement shall remain in full force and effect.

7.3 Waiver. No waiver of any provision of this Agreement, nor consent to any departure by either party therefrom, shall in any event be effective unless the same shall be in writing and signed by the party to be charged with the waiver or consent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

7.4 Assignment. This Agreement constitutes a personal contract in which Farm Generations has relied upon the Purchaser's membership in Farm Generations and the Purchaser's credit worthiness, and shall not be transferred or assigned either voluntarily or by operation of law, by or on behalf of the Purchaser, without the prior written consent of Farm Generations or pursuant to policies that may be adopted from time to time by the Board.

7.5 Successors and Assigns. Subject to the provisions of the preceding Section 7.4, this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the respective parties to this Agreement. The Purchaser has an affirmative obligation to promptly notify Farm Generations in writing of the occurrence of any change in control of the Purchaser, any acquisition of the Purchaser or any interest therein by any other party, any merger or consolidation of the Purchaser with any other entity, and any transfer by the Purchaser to any person or other entity of all, or substantially all, of the Purchaser's assets.

7.6 Amendment. This Agreement may not be altered, amended or modified except by written instrument signed by the parties to this Agreement; *provided*, *however*, that the Board may unilaterally amend or modify this Agreement from time to time upon advance written notice to the Purchaser.

7.7 Governing Law; Venue. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by the internal laws of the state of New York, without giving effect to any choice of law provisions thereof. Any legal suit, action or proceeding arising out of or relating to this this Agreement, or the transactions contemplated by this Agreement, shall be instituted in the state courts of the State of New York. The parties to this Agreement irrevocably and unconditionally waive any objection to the foregoing venue of any suit, action or proceeding in the state courts of the State of New York.

7.8 Mediation. In the event of any dispute, controversy or claim arising out of or relating in any way to this Agreement, including, without limitation, any dispute concerning the construction, validity, interpretation, enforceability or breach of this Agreement, the parties to this Agreement shall first attempt to settle the dispute, controversy or claim by mediation, administered in a location agreed to by both parties and by a mediator acceptable to both parties. The complaining party shall notify the other party in writing of its complaint within a reasonable time after the claim, dispute or other matter in question has arisen.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Farm Generations Cooperative

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY_NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

SCHEDULE OF PURCHASERS

Name of Purchaser	Shares of Class B Preferred Stock	Aggregate Cash Purchase Price
Closing - [EFFECTIVE DATE]		
[ENTITY NAME] a Delaware limited liability company 1887 Whitney Mesa Dr. #8885 Henderson, NV 89014 updates@wefunder.com	[SHARES]	$[AMOUNT]
Totals	[SHARES]	$[AMOUNT]

EXHIBIT B

AMENDED AND RESTATED BYLAWS

AMENDED AND RESTATED BYLAWS
of
Farm Generations Cooperative

(Adopted by the Board of Directors on December 6, 2024)

Article 1.
GENERAL

1.1 Name. The name of the Cooperative shall be "Farm Generations Cooperative" (the "Cooperative") and the business shall be conducted under the name "Farm Generations" or under such other name or names as the board of directors of the Cooperative (the "Board") may determine.

1.2 Purposes. The Cooperative shall operate on a cooperative basis for the mutual benefit of its Members, as such term is defined in Section 2.1 below, for the following purposes:

(a) Provide a marketing platform and other services for its producer members and other customers; and

(b) Engage in any other activity for which a cooperative association may be organized under the Minnesota Cooperative Associations Act, Minnesota Statutes Chapter 308B (the "Act").

1.3 Principal Place of Business. The principal place of business of the Cooperative shall be in Germantown, New York or such place as the Board may from time-to-time determine (the "Principal Office").

Article 2.
MEMBERS

2.1 Qualifications. The Cooperative shall have two classes of members (each person within either class, a "Member"), Producer Members and Employee Members. Individuals or legal entities or unincorporated associations who (i) patronize or otherwise contribute their resources to the Cooperative under conditions established by the Board, (ii) make any initial payment as established by the Board from time-to-time (which will be treated as a capital contribution unless otherwise established by the Board), and (iii) meet other membership criteria or requirements established from time to time by the Board, may, upon approval by the Board (which such approval may be illustrated by execution of a Membership Agreement by an authorized signatory of the Cooperative), become either producer members of the Cooperative ("Producer Members", or each a "Producer Member"), or employee members ("Employee Members", or each an "Employee Member") as appropriate.

(a) Admitting Producer Members. In admitting Producer Members to the Cooperative, the Board may delegate authority to accept membership applications to a committee or to management of the Cooperative with such limits on authority as the Board may determine.

(b) Admitting Employee Members. In admitting Employee Members to the Cooperative, the Board may delegate authority to accept membership applications to a committee or to management of the Cooperative until three (3) Employee Members are accepted, at which time the Board delegates authority to accept employee membership applications to the Employee Members, with such limits on authority as the Board may determine.

2.2 Transactions Between the Cooperative and Members. Each transaction between the Cooperative and each Member shall be subject to and shall include as a part of its terms each provision of the Cooperative's Articles of Organization (the "Articles") and these Bylaws (the "Bylaws") and reasonable policies adopted from time to time by the Board and disclosed to the Members ("Membership Policies"), whether or not the same be expressly referred to in said transaction. Membership Policies may include, without limitation, reasonable credit policies (including delivery of financial reports) and minimum usage policies.

2.3 Member Register. The Cooperative shall maintain a membership register at its Principal Office or by a duly appointed agent of the Cooperative setting forth the name, address, and membership interest of each Member, and it shall be modified from time to time to reflect the admission of new Members and the resignation or termination of Members.

2.4 Membership Agreement. Each Member is required to enter into a membership agreement in the form, or forms, established by the Board from time to time (the "Membership Agreement").

2.5 Classes of Members. The Board shall have the right to propose new classes of Members at the discretion of the Board from time to time by written resolution; such resolution shall fix the qualification and privileges of any new Member class. Further, any new class of Members proposed by the Board shall not be established until it is approved by a majority vote of the Members.

2.6 Non-Voting Member Categories. The Board shall have the right to establish non-voting Member categories from time to time by written resolution; such resolution shall fix the qualifications and privileges of any created non-voting member category. As determined by the Board, non-voting Member categories may include (but are not limited to) (i) individuals or legal entities that are not farmers, but are associated with the farming industry or farming operations, and (ii) investors or suppliers who are committed to the Cooperative's purpose. Non-voting Members shall not be entitled to receive Patronage Refunds, as such term is defined in Section 4.3.

2.7 Duties of Members. The only duties of the Members to the Cooperative or to each other with respect to the Cooperative shall be those established in these Bylaws, the Membership Agreement, and Membership Policies or any other contractual agreement between a Member and the Cooperative, and there shall be no other express or implied duties of the Members to the Cooperative or to each other with respect to the Cooperative.

2.8 No Compensation. Members shall not be entitled to, and shall not receive, compensation, reimbursement, or any fees for services rendered to or on behalf of the Cooperative, in their capacity as Members, and shall not be reimbursed for any expenses incurred by the Member on behalf of the Cooperative, except as otherwise provided in a written policy or agreement approved by the Board.

2.9 Lien. The Cooperative shall have a first lien upon and security interest in all property of a Member held by the Cooperative and upon all property rights and interests of a Member in the Cooperative, however evidenced, and upon any amounts payable to the Member, to the extent of any amount that the Member may be indebted or obligated to the Cooperative on any accounts or claims whatsoever, liquidated or otherwise. The lien and security interest may be enforced through the immediate application of such property to such debt or obligation or by the sale of such property or the Member's property rights and interests in the Cooperative after five (5) days' notice in writing served upon the Member. The Cooperative shall also have the right, exercisable at the option of the Board, to set-off such indebtedness against any amounts payable to the Member (which, in the case of Patrons' Equities (as such term is defined in Section 4.6) may reflect a reasonable discount based on a reasonable determination of the value of the Patronage Equities), provided, however, that nothing contained herein shall give any Member any right to have such a set-off made.

2.10 Membership Dues. The Board may establish membership dues from time to time (the "Membership Dues").

2.11 No Capital Calls. No Member shall be required under any circumstances to contribute additional capital to the Cooperative except as provided in these Bylaws, even if the funds of the Cooperative are insufficient to meet its operating expenses or the Cooperative incurs or experiences losses.

2.12 Withdrawal of Capital. No Member shall have the right to withdraw any part of its equity contribution prior to the dissolution of the Cooperative, except as provided in these Bylaws. No Member shall have the right to receive any interest on its capital contributions or to receive any property other than cash in return for its capital contribution. Each Member expressly waives the right (if any) to bring an action for partition of any property in which the Cooperative may have an interest.

2.13 Employee Members. Any natural person who is also a wage employee of the Cooperative may become an "Employee Member" of the Cooperative, regardless of race, nationality, political opinion, sex, gender, sexual preference, disability, age or religious belief. Employees of the Cooperative are eligible for membership as an Employee Member if they fulfill the eligibility requirements in (a) and (b) below.

(a) Active full-time or part-time employee of the Cooperative in. An "active" employee must have worked, on average over the preceding twelve months, a minimum of 10 hours per week; and

(b) Have completed a minimum of one consecutive twelve-month period of employment on a full-time or part-time basis.

Once an employee has met the eligibility requirements to become an Employee Member, he or she may be admitted as an Employee Member upon submitting an application and investing equity in an amount and on such terms as determined by the Board.

This Section 2.13 may only be modified by a unanimous vote of the Board, including the Board member appointed by the Employees of the Cooperative pursuant to Section 5.3(c)(ii). Further, any modification approved to this Section 2.13 by the Board shall not be effective until it is approved by a majority vote of the Employee Members.

Article 3.
METHOD OF OPERATION

3.1 Nature of Operation. The Cooperative shall be operated on a cooperative or patronage basis for the benefit of the holders of membership interests (referred to herein as "Membership Interests"). Upon conducting business with the Cooperative, Members shall be entitled to Patronage Refunds, as such term is defined in Section 4.3, arising out of any such patronage transaction.

Article 4.
PATRONAGE REFUNDS

4.1 Obligation to Account.

(a) Within a reasonable time after the end of each fiscal year, the Board shall determine the net earnings of the Cooperative for said fiscal year, which determination shall be made in accordance with generally accepted accounting principles ("GAAP") and accepted business procedures.

(b) After providing for reasonable reserves in the manner described below, all remaining net earnings of the Cooperative for said fiscal year shall be allocated to the holders of Membership Interests upon the basis of the value of business done with the Cooperative during said fiscal year and amounts so allocated shall be distributed and paid to such holders as set forth in this Article 4.

4.2 Determination of the Patronage Income or Loss. The net income or net loss of the Cooperative from Member business for each fiscal year (the "Patronage Income") shall be the sum of (i) the gross revenues directly attributable to business done by the cooperative with Members or that is directly related to the Cooperative's business and that actually facilitates the Cooperatives purposes, less (ii) all expenses and costs of goods or services directly attributable to Member business, less (iii) amounts used to retire or redeem Patrons' Equities (as such term is defined in Section 4.6) as provided in Section 4.9, less (iv) other investor dividends, if such dividends are paid out of Patronage Income. In determining the net income or net loss of the Cooperative, there shall be taken into account the Cooperative's share of the net income or net loss of any unincorporated entity in which it owns an equity interest, patronage dividends distributed by other cooperatives of which it is a patron and, to the extent determined by the Board, its share of the undistributed net income or net loss of any corporation in which it owns an equity interest. The foregoing amounts shall be determined using the accounting methods and principles used by the Cooperative in preparation of its annual audited financial statements; *provided*, *however*, that the Board may prospectively adopt a reasonable alternative method. Expenses and cost of goods or services shall include without limitation such amounts of depreciation, cost depletion and amortization as may be appropriate, dividends due and payable on Nonvoting Preferred Stock (unless such dividends are payable from net income of the Cooperative attributable to nonmember business), amounts incurred for the promotion and encouragement of cooperative organization, taxes other than taxes based on income, and reasonable and necessary additions to reserves for depreciation, depletion, obsolescence of physical property, doubtful accounts and other valuation reserves, all established and computed in accordance with GAAP. Such net income or net loss shall be subject to adjustment as provided in this Article 4 relating to losses. The specific Patronage Income structure for each class of Members and/or each business of the Cooperative

shall be set forth in separate Patronage Income policies, as determined and prepared by the Board from time to time.

4.3 Allocation of Patronage Income. The net income of the Cooperative from Member business for each fiscal year, less any amounts thereof that are otherwise allocated in dissolution pursuant to Article 9, amounts allocated to capital reserve pursuant to Section 4.10 and any amounts offset against sums owing by such Member to the Cooperative, shall be allocated as follows: (i) 90% shall be allocated among the Producer Members generally, in the ratio that the quantity or value of the Member business done with or for each such Member bears to the quantity or value of the Member business done with or for all Members, as determined by the Board from time-to-time, and (ii) 10% shall be allocated among the Employee Members generally, to be distributed in accordance with §4.5 below (each, a "Patronage Refund").

4.4 Treatment of Patronage Losses.

(a) Methods for handling patronage losses. If the Cooperative incurs a net loss in any fiscal year from Member business, the Cooperative may take one or more of the following actions:

(i) Establish accounts payable by Members that may be satisfied out of any future amounts that may become payable by the Cooperative to each such Member;

(ii) Carry all or part of the loss forward to be charged against future net income;

(iii) Offset all or part of such net loss against a capital reserve account; or

(iv) Cancel outstanding Patrons' Equities (as such term is defined in Section 4.6).

(b) Allocation of Net Loss Among Members. Any cancellation of equities and/or establishment of accounts payable pursuant to Section 4.4(a)(i) shall be made among the Members consistent with the allocation of net income to Members from Member business for the fiscal year of the patronage loss.

(c) Board Discretion. The provisions of this Section 4.4 shall be implemented by the Board, having due consideration for all of the circumstances which caused the net loss, in a manner that it determines is both equitable and in the overall best interest of the Cooperative.

(d) No Cash Assessments against Members or Non-Members. There shall be no right of cash assessment against Members or non-members for the purpose of restoring impairments to equities caused by net losses.

4.5 Distribution of Net Income.

(a) The net income allocated to Producer Members and Employee Members pursuant to Section 4.3 shall be distributed annually or more often to the Members as a Patronage Refund during a period beginning with the first day of the following fiscal year

and ending with the fifteenth (15th) day of the ninth (9th) month following the close of such year; *provided*, *however*, that no distribution need be made where the amount otherwise to be distributed to a patron is less than a de minimis amount, as established from time to time by the Board.

(b) The net income allocated to Members may be calculated and determined on the basis of Federal taxable income of the Cooperative for the year, or on the basis of the annual net income audit report of the Cooperative for the year, as determined by the Board.

(c) In addition to the net income allocated to the Employee Members, the Board may provide for payment to Employee Members of an annual bonus, during a period beginning with the first day of the following fiscal year and ending with the fifteenth (15th) day of the third (3rd) month following the close of such year; *provided*, *however*, that no distribution need be made where the amount otherwise to be distributed to an Employee Member is less than a de minimis amount, as established from time to time by the Board. Any distribution made pursuant to Section 4.5(a) or to this Section 4.5(c) shall be allocated to Employee Members in proportion to an individual Employee Member's hours worked (inclusive of overtime hours worked) as a proportion of total Employee Member hours worked in a given fiscal year (exclusive of non-Member hours worked, if any), provided that the number of hours worked for each Employee Member shall be multiplied as follows:

(i) For Employee Members who have been continuously employed with the Cooperative for no less than one (1) year and no more than two (2) years, the total hours worked of such Employee Member shall be multiplied by 100%.

(ii) For Employee Members who have been continuously employed with the Cooperative for no less than two (2) years and no more than three (3) years, the total hours worked of such Employee Member shall be multiplied by 125%.

(iii) For Employee Members who have been continuously employed with the Cooperative for no less than three (3) years and no more than four (4) years, the total hours worked of such Employee Member shall be multiplied by 150%.

(iv) For Employee Members who have been continuously employed with the Cooperative for no less than four (4) years and no more than five (5) years, the total hours worked of such Employee Member shall be multiplied by 175%.

(i) For Employee Members who have been continuously employed with the Cooperative for five (5) or more years, the total hours worked of such Employee Member shall be multiplied by 200%.

The formula provided in this Section 4.5(c) may only be modified by a majority vote of the Board, including the Board member appointed by the Employees of the Cooperative pursuant to Section 5.3(c)(ii). Further, any

modification approved to this Section 4.5(c) by the Board shall not be effective until it is approved by a majority vote of the Employee Members.

4.6 Form of Patronage Refunds. Patronage Refunds shall be distributed in cash or revolving fund certificates, or any combination thereof, designated by the Board (all such non-cash items referred to collectively in these Bylaws as "Patrons' Equities"). Patrons' Equities shall not bear interest unless specifically authorized by the Board at the time of distribution thereof.

4.7 Written Notice of Allocation. The non-cash portion of a Patronage Refund distribution that is attributable to patronage business shall constitute a written notice of allocation as defined in 26 U.S.C. Section 1388 which shall be designated by the Board as a qualified written notice of allocation, as a nonqualified written notice of allocation or any combination thereof as provided in that section.

4.8 No Voting Rights. Patrons' Equities shall not entitle the holders to any voting or other rights to participate in the affairs of the Cooperative (which rights are reserved solely for the Members of the Cooperative).

4.9 Revolvement Discretionary. No person or entity shall have any right whatsoever to require the retirement or redemption of any Patrons' Equities or of any allocated capital reserve. The redemption or retirement is solely within the discretion of and on the terms as described by the Board from time to time. The Board may adopt and maintain in writing a redemption policy to guide the retirement or redemption of Patrons' Equities.

4.10 Capital Reserve. The Board shall cause to be created an unallocated capital reserve and may, in its discretion, annually add to the capital reserve the sum of the following amounts:

(a) The annual net income of the Cooperative attributable to nonmember business;

(b) Annual net income from Members who are unidentified or to whom the amount otherwise to be distributed is less than the de minimis amount provided in Section 4.5; and

(c) A reasonable amount, as specified by duly adopted resolution of the Board prior to the beginning of the fiscal year, of the distributable net income from Member business.

4.11 Allocation and Distribution of Nonmember Income and Loss.

(a) Nonmember Income. The Board shall have the discretion to allocate and distribute to Members amounts of the Cooperative's annual net income attributable to nonmember business that would otherwise be added to the capital reserve pursuant to Section 4.10. Amounts so allocated to Members shall be made on a patronage basis using such method as the Board determines to be reasonable and equitable.

(b) Nonmember Loss. If the Cooperative incurs a net loss on its nonmember business, such net loss generally shall be chargeable against the capital reserve unless and to the extent the Board, having due consideration for the circumstances giving rise to such net loss, determines that it is reasonable and equitable to allocate all or part of such a net

loss to Members. Any such loss allocated to Members shall reduce such Member's net income from Member business.

4.12 Extraordinary Gains. Margins produced by a transaction (i.e., income from the lease of premises, investment in securities interest, or from the sale or exchange of capital assets) which is directly related to the Cooperative's business, in the sense that it is an integral part of that business, will be deemed to be patronage sourced margins and, subject to any contractual limitation in loan or other financing documents, shall be distributed to Members and former Members in proportion, insofar as is practicable, to their patronage during the period to which such margins are attributable, as determined by the Board of Directors. Such distribution shall be in lieu of the distribution of annual net income from Member business as specified in Section 4.3.

4.13 Separate Allocation Units

(a) Establishment of Allocation Units. Allocation units may be established by the Board from time to time by a simple majority vote on a reasonable and equitable basis for purposes of determining and allocating the net income, gains, expenses and losses of the Cooperative. Allocation units may be established based on membership classes, purchasing groups, joint venture initiatives, categories of services, or other business arrangements, or they may be based on any other functional, divisional, departmental, geographic or other criteria as determined by the Board. If more than one allocation unit is established, the Board shall adopt such reasonable and equitable accounting procedures as will, in the judgment of the Board, equitably allocate among the allocation units the Cooperative's income, gains, expenses and losses.

(b) Board Authority. In all cases, the Board shall have the authority to dissolve, or re-organize any of the separate allocation units within the Cooperative, subject to the provisions of any written agreement between the Cooperative and the Members of the separate allocation units.

Article 5.
MANAGEMENT OF THE COOPERATIVE

5.1 General Powers; Policies. The business and affairs of the Cooperative will be managed under the direction of the Board, which may exercise all powers of the Cooperative and do all things that are not required to be exercised or done by the Members under the Act, the Articles, or these Bylaws. Without limiting the scope of the Board's power, the Board may from time to time establish (and modify or repeal) reasonable policies and procedures (1) governing the nomination of director candidates and the election or appointment, and reasonable eligibility criteria for qualification of persons serving on the Board; (2) governing the rights and duties of the Cooperative and its Members with respect to transactions between the Cooperative and it Members (which must be consistent with the terms of the then existing Membership Agreements); (3) governing the conduct of the Board and any committees or the conduct of meetings of the Members or the Board or any committees; and (4) specifying the manner of allocation of Patronage Income, handling of patronage losses, and defining allocation units all as contemplated in Article 3 and Article 4.

5.2 Number and Qualification of Directors. This section 5.2 has been removed because it described the composition of an Initial Board, which has been replaced by the Board composition described in section 5.3.

5.3 Number and Qualifications; Term of Office; Election of Directors. Directors shall be elected or appointed as follows:

(a) The Members shall meet to elect up to six (6) directors to succeed and replace the five (5) directors appointed by the Incorporator as identified in Section 5.2, according to reasonable procedures for nomination and election as established by the Initial Board. The directors elected under this Section 5.3(a)(1) may include the same five (5) directors on the Initial Board as identified in Section 5.2(a), provided that no more than one (1) such director is not a Member. The directors elected by the Members pursuant to this Section shall be apportioned between the Producer Members and Employee Members in accordance with the terms of Section 5.3(a)(1).

1. The directors elected by Members shall be apportioned in the following manner: One (1) director shall be elected by the Employee Members in accordance with the procedures in Section 5.3(a) above. The remaining number of directors elected by the Members shall be elected by the Producer Members in accordance with the procedures in Section 5.3(a) above.

(b) The current chief executive officer of the Cooperative shall continue to serve on the Board until the earlier of their resignation or removal by the Board as chief executive officer, at which time their position on the Board shall be filled by their successor without further action by the Board.

(c) Up to two (2) "at-large" directors may be appointed by the remainder of the Cooperative's Board to represent other stakeholders or stakeholder groups.

(d) Up to and no more than three (3) employees of the Cooperative, including the chief executive officer and the director elected by the Employee Members in accordance with the terms of Section 5.3(a)(1), may serve in director positions on the Board.

(e) Directors will be elected to serve three (3) year terms. Directors shall serve in the roles of President, Vice President, Secretary and Treasurer.

(f) Up to two (2) *ex officio* directors may be appointed by the remainder of the Cooperative's Board to serve in officer or other administrative roles on the Board. Such *ex officio* Directors shall not have a vote in Board decisions.

5.4 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified committee members. To the extent provided by the Board, a committee may exercise all the power and authority of the Board in the management of the Cooperative, but no committee will have the power or authority to amend the Articles, adopt an agreement of merger or consolidation, recommend to the Members the sale, lease or exchange of all or substantially all of the Cooperative's assets, recommend to the Members a dissolution of the Cooperative or a revocation of a dissolution, or amend the Bylaws; and, unless the Board, the Bylaws, or the Articles expressly so provide, no committee will have the power or authority to declare a patronage dividend or to authorize new Members. Committees will keep regular minutes of their proceedings and report to

the Board when required. If the Board does not designate a separate sub-committee to serve as the audit committee, then the Board as a whole shall serve as the audit committee.

5.5 Nominating Committee. The Board may appoint a nominating committee which, among other duties determined by the Board, may from time to time establish reasonable policies and procedures governing the election or appointment, and reasonable eligibility criteria for qualification of persons serving on the Board. Decisions of the nominating committee are subject to veto or approval at the sole discretion of the Board.

5.6 Compensation of Directors. Directors may receive reasonable compensation for their services as a director to the extent established by resolution of the Board. This limitation will not preclude directors from receiving compensation for services in any other capacity. Directors will be reimbursed reasonable expenses for attending regular or special meetings of the Board, unless otherwise established by resolution of the Board.

5.7 Removal of Directors. Any director may be removed at any time with cause under the following circumstances:

(a) Any director who is absent from two consecutive meetings of the Board shall be subject to removal from the Board at the next annual or special meeting of Members by a majority vote of all of Members voting on the matter.

(b) A director may be removed by the Board at any time for cause related to the duties of the position of director by a vote of two-thirds (2/3rds) of all of the remaining Directors.

(c) A director elected by Employee Members shall automatically be removed from the Board upon termination of such director's Employee Membership, if applicable.

In case of removal of a director under this Section 5.7, the Board may fill the resulting vacancy during the next meeting of the Members by majority vote. Notwithstanding the foregoing sentence, in the event that a director who has been appointed by the Employee Members is removed under this Section 5.7, such vacancy shall be filled by a majority vote of the Employee Members, with the Successor appointed by the Employee Members serving until the next election of director by Employee Members under Section 5.3(a)(1).

5.8 Liabilities of Directors. No director shall be personally liable to the Cooperative or the Members for monetary damages for breach of fiduciary duty as a director except:

(a) for any breach of the director's duty of loyalty to the Cooperative;

(b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

(c) for any transaction from which the director derived an improper personal benefit.

No amendment to or repeal of this Section 5.8 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director that occurred before such amendment or repeal.

5.9 Transactions with the Directors, Officers or their Affiliates. The Board, on behalf of the Cooperative, may enter into contracts with the directors, officers or Members, provided that any such transactions shall be on terms no more favorable to the directors, officers or Members than generally afforded to non-affiliated parties (or in the case of a Member, to other Members) in a similar transaction.

5.10 Officers. The officers of the Cooperative shall consist of a President, a Vice President, a Secretary and a Treasurer, and any other officers and agents as the Board may designate from time to time by resolution. The positions of Secretary and Treasurer may be held by the same person ("Secretary-Treasurer"). The positions of Secretary and Vice President may be held by the same person ("VP-Secretary"). The positions of President and Vice President shall constitute the chair and vice chair and the Secretary and Treasurer shall constitute the records officer and financial officer as specified in the Minnesota Cooperative Associations Act (Minn. Stat. Ch. 308B).

5.11 Election; Term of Office and Eligibility of Officers. The Board shall elect officers annually, at its annual meeting or at a special meeting held in lieu thereof. The offices of President, Vice President and Secretary and Treasurer shall be held by members of the Board. The duties of all officers shall be as established by the Board from time to time. No officer, except for the President, may serve more than three (3) terms in the same officer position or spend more than six years as an officer on the Board. A former officer who leaves his position as such may extend his/her position on the Board beyond six (6) years, but may not serve more than ten (10) consecutive years on the Board. Notwithstanding the previous two sentences, the Board may extend the foregoing term limit rules by a two-thirds (2/3rds) vote.

5.12 Executive Committee. The President, Vice President, Secretary and Treasurer of the Cooperative shall constitute an Executive Committee which shall have and shall exercise the authority of the Board in the management of the Cooperative, except as limited by the Board, between meetings of the Board.

5.13 Compensation of Officers. The officers of the Cooperative who are employees of the Cooperative may receive such compensation for their services as may be determined from time to time by the Board.

5.14 Removal and Vacancies of Officers. Any officer may be removed from his or her office with or without cause upon a vote by two-thirds (2/3rds) of the Board present at a regular or special meeting called for that purpose, provided that notice thereof shall have been given in writing to the officer in question at least thirty (30) days prior to such meeting. Such removal shall be without prejudice to the contract rights of the person so removed. A vacancy among the officers by death, resignation, removal or otherwise shall be filled for the unexpired term by the Board, unless such office is eliminated.

5.15 President. The President shall preside at all meetings of the Members and the Board, represent the Cooperative and the Board in such manner as is determined by the Board, and assume such other duties and responsibilities as the Board may determine.

5.16 Secretary. The Secretary shall take or cause the following actions to be taken:

(a) keep the minutes of the meetings of the Members and of the Board;

(b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

(c) act as the Records Officer, as that office is described in the Act, and serve as custodian of the records of the Cooperative; and

(d) in general, perform all duties incident to the office of Secretary, and such other duties as are provided by these Bylaws and as from time to time are assigned by the Board or the President.

5.17 Treasurer. The Treasurer shall serve as Financial Officer, as that office is described in the Act, and shall be subject to the direction and control of the Board and the President, and shall have such powers and duties as the Board and the President may assign.

5.18 Chief Executive Officer. The Board may hire or appoint a Chief Executive Officer, as that office is described in the Act. The Chief Executive Officer shall be the principal executive officer of the Cooperative and, subject to the control of the Board, shall in general supervise and control all of the business and affairs of the Cooperative. The Chief Executive Officer in general shall perform all duties incident to the office of a principal executive and such other duties as may be prescribed by the Board from time to time.

5.19 Vice President. The Vice President shall have such powers and duties as the Board and the President may assign. The Vice President shall temporarily perform the duties of the President in any periods when the President position is open.

Article 6.
MEETINGS AND VOTING

6.1 Meetings of the Board.

(a) Regular Board Meetings. The Board may establish meeting dates, places and notice requirements, adopt rules of procedure it deems consistent with these Bylaws, and meet by means of conference telephone or similar communications equipment. Notice of any meeting may be waived in writing by the directors and shall be deemed waived by any director participating in the meeting. The Board shall meet regularly at such times and places as the Board may determine, but shall hold regular meetings at least twice (2) each calendar year. An annual organizational meeting of the Board, for the installation of new directors and election of officers, shall be held within five (5) months after the date of the close of the fiscal year of this cooperative and subsequent to the annual meeting of Members. Any three (3) directors or the President shall have the right to call a special meeting of the Board by giving five (5) business days' advance written notice of the time, date and location of such meeting to the other Directors and reasonably limiting access to proprietary or confidential private information.

(b) Quorum. The presence at any meeting of the Board of a majority of the number of directors shall constitute a quorum for the taking of any action.

(c) Voting. Each director shall be entitled to one vote on each matter that comes before the Board. Unless otherwise set forth in these Bylaws, all questions shall be decided

by a majority vote of the directors present and voting at any meeting at which a quorum is present.

(d) Written Action. Any action which may be taken at a meeting of the Board or of a lawfully constituted committee thereof may be taken without a meeting, if set forth and approved in a writing signed by the number of directors (or committee members) whose approval would be sufficient to approve the action at a meeting at which all of the directors (or such committee members) were present, and such act shall be effective on the date on which the last signature is placed on such writing, or such earlier effective date as is set forth therein. All correspondence of the Board regarding voting on certain actions may be transmitted via email to members of the Board, and all approvals required to take such actions may be executed in one or more counterparts, including counterparts executed by facsimile or PDF delivered via email (or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com)), each of which shall be deemed an original and all of which, when taken together, shall constitute one written instrument to take such action.

(e) Committees. Meetings of any committee established by the Board shall be governed by and subject to the same operating rules and procedures (including the rules and procedures relating to voting) as are set forth in this Section 6.1 for the Board, unless otherwise modified by any such committee and approved by the Board.

(f) Remote Communications. Any or all directors may participate in any meeting of the Board by any means of remote communication through which the directors may participate with each other during such meeting, and such participation constitutes presence in person at the meeting; however, the Board reserves the right to requires in person presence by all directors for at least one meeting annually.

(g) Records. Minutes of each meeting of the Board shall be prepared and filed in the Principal Office. Written consents to any action taken by the Board without a meeting shall be filed with the minutes.

6.2 Meetings of Members.

(a) Annual Member Meetings. Regular meetings of the Members shall be held at least annually, at a time and place as determined by the Board at which they shall elect directors, and transact such other business as may properly be brought before the meeting (an "Annual Member Meeting"). Written notice of an Annual Member Meeting stating the place and hour of the meeting and the purpose or purposes for which the meeting is called shall be given in accordance with this Section 6.2 and may be provided by means of electronic mail or other common delivery method approved by the Board. All Annual Member Meetings must adhere to the following requirements:

(i) The Annual Member Meeting shall be held in a physical location, but, if approved by the Board, Members may participate in the annual meeting by remote means of communication, such as telephone or video, in place of the physical presence of Members.

(ii) Thirty (30) days' advance notice shall be provided for the first Annual Member Meeting. Four (4) months' advance notice shall be

provided for the second Annual Member Meeting. For Annual Member Meetings held subsequent to the second Annual Member Meeting, four (4) months' notice of the meeting shall be provided if the meeting is to be held within thirty (30) days of the previous calendar year's Annual Member Meeting date, and eight (8) months' advance notice shall be provided if the Annual Member Meeting will be held more than thirty (30) days from the prior calendar year's Annual Member Meeting date.

(b) Special Member Meetings. Special meetings of the Members, for any purposes, unless otherwise prescribed by statute or by the Articles, may be called by the President of the Board, by the Secretary at the request in writing of a majority of the Board, or, at the request in writing of Members representing twenty percent (20%) of each of the Producer Member and Employee Membership Interests collectively. Such request shall state the purpose or purposes of the proposed meeting (a "Special Member Meeting").

(i) Written notice of a Special Member Meeting stating the place and hour of the meeting (and in the case of a meeting in which electronic means of communication and participation are approved by the Board, instructions for participation) and the purpose or purposes for which the meeting is called shall be given in accordance with this Section 6.2. The Cooperative shall give not less than twenty (20) business days' advance notice by electronic mail or other common delivery method approved by the Board of a Special Member Meeting. In the case of a Special Member Meeting called by the presentation of the Members' petition in accordance with this Section 6.2(b), the Cooperative shall provide ten (10) business days' advance notice from and after the date of the presentation of the Members' petition, and the Special Member Meeting shall be held within thirty (30) days after the date of the presentation of the Members' petition.

(ii) If authorized by the Board (or in the written request of 50% or more of the Members), any Special Member Meeting may be held solely by any combination of means of remote communication through which Members may participate in the meeting, or Members may be permitted to participate in the meeting by such remote communications methods, and participation by a Member by the remote communication means constitutes presence at the meeting in person (or if authorized for the meeting, by mail ballot or proxy).

(iii) Only items included in the purpose for the Special Member Meeting may be voted upon by Members at such meeting.

(c) Quorum. At any meeting of the Members, a quorum necessary for the transaction of business shall be at least twenty percent (20%) of the total number of voting Producer Members, and at least fifty percent (50%) of the total number of voting Employee Members. Should the voting Members reach or exceed 500 Members, the quorum shall be ten percent (10%) of voting Producer Members and twenty-five percent (25%) of voting Employee Members. Only Members in actual attendance at the meeting shall count towards a quorum, except for matters submitted to the membership by mail or by electronic means.

(d) Voting. Each Member will have one vote. Unless otherwise provided for by the Act or herein, all matters submitted to a vote of the Members shall be determined by a majority of the Members voting on the matter. Members only have voting rights with respect to those matters required by the Act or these Bylaws. Voting at all meetings shall be conducted by voice vote of the Members, or their designated proxy, except where a ballot is requested by a Member or proxy, and in such a case, voting will then be conducted through secret ballot. If authorized by the Board, all correspondence of the Members regarding voting on certain actions may be transmitted via email to the Members, and all approvals required to take such actions may be executed in one or more counterparts, including counterparts executed by facsimile or PDF delivered via email, each of which shall be deemed an original and all of which, when taken together, shall constitute one written instrument to take such action in lieu of voice vote at the meeting.

(e) Proxies. Unless otherwise determined by the Board, each Member entitled to vote at a meeting of Members may authorize one of the Member's owners or employees to act for such Member by proxy at a Member meeting. Any such proxy must be present at the member meeting for which the proxy is authorized to act in place of the Member.

(f) Entities. In any Member vote, each Member that is not a natural person shall be represented by a person designated by the Member pursuant to procedures adopted by the Board.

Article 7.
EQUITY INTERESTS

Non-patron Members. The Cooperative may have non-patron members who have preferred equity interests which are identified as "Nonvoting Preferred Stock". The owners of Nonvoting Preferred Stock may sell or otherwise transfer some or all of their ownership interest in the Cooperative subject to approval by the Board of Directors.

7.3 Preferred Equity. The Board may by resolution establish and issue to any person (whether a Member, nonmember patron, or other person) one or more than one class or series of non-voting preferred equity identified as Nonvoting Preferred Stock, may set forth the designation of classes or series of such Nonvoting Preferred Stock and may fix the relative rights, preferences, privileges and limitations of each class or series of Nonvoting Preferred Stock. If so specified by the Board at the time the issuance of a series or class of Nonvoting Preferred Stock is approved, the Nonvoting Preferred Stock shall not be subject to any lien created in favor of the Cooperative in these Bylaws. Dividends on Nonvoting Preferred Stock (i) shall be at a rate per annum (which may be an adjustable rate) established by the Board or based on any other formula as may be established by the Board, and (ii) shall be non-cumulative, except that dividends on any series or class of Nonvoting Preferred Stock may be cumulative if so specified by the Board at the time the issuance of the Nonvoting Preferred Stock is approved. Dividends payable on any series or class of Nonvoting Preferred Stock shall be deducted in determining annual net earnings if and to the extent specified by the Board at the time the issuance of the Nonvoting Preferred Stock is approved. Subject to any restrictions approved by the Board at the time the issuance of the Nonvoting Preferred Stock is approved, any series or class of preferred equity may be retired in whole or in part at any time as determined by the Board, upon payment of the par value thereof plus any cumulated but unpaid dividends thereon. In case of dissolution or liquidation, the owners of Nonvoting Preferred Stock shall be entitled and limited to receive the par value of their

Nonvoting Preferred Stock, plus any cumulated but unpaid dividends thereon, before any payment is made to the holders of any patron's equities or on account of any other membership interest.

Article 8.
CHANGES IN MEMBERSHIP

8.3 Transfer of Membership. A Member's Membership Interest may not be transferred, assigned, encumbered, or alienated in any way, voluntarily or involuntarily, in whole or in part, except with the written consent of the Board or pursuant to transfer policies adopted by the Board.

8.4 Termination of Membership Agreement. If the Membership Agreement of a Member is validly terminated pursuant to the terms of the Membership Agreement, these Bylaws, any Membership Policies or applicable law, the membership of the affected Member shall likewise be terminated effective as of the termination of the Membership Agreement.

8.5 Resignation of Member.

(a) A Member may resign from the Cooperative at any time by giving sixty (60) days' advance written notice to the Cooperative, with such resignation to become effective at the end of the notice period.

(b) Upon resignation, a Member shall be entitled to receive a sum equal to any cash capital contributions made by the Member and any net profits allocated to the Member for the current year adjusted to and including the effective date of resignation; *provided, however*, this sum shall be paid when and in such amounts at the discretion of the Board (without interest or carrying charge). Upon resignation, the membership of the resigned Member in the Cooperative shall cease and terminate, and the resigned Member shall only be entitled to the payments provided above and any amounts as they are or become payable under any previously issued Patrons' Equities.

(c) Other than the Membership Agreement, the resignation of a Member shall not result in termination of such Member's contracts with or commitments to the Cooperative, except as otherwise provided in such contracts or consented to by the Cooperative in writing.

8.6 Suspension of Membership.

(a) The Board may suspend the membership of any Member who

(i) fails to attend more than one Annual Member Meeting during any period of three (3) consecutive years;

(ii) fails to comply with any Membership Policies; or

(iii) fails to abide by all the provisions of the Membership Agreement, these Bylaws, and any other agreement between the Member and the Cooperative.

(b) For Employee Members, if, at the end of any year, the average number of hours worked by the Employee Member over the preceding twelve (12) months falls below ten (10) hours per week, either voluntarily or involuntarily, such Employee Member's

Membership shall be suspended. An Employee Member may regain Member status at the end of any month in which the average number of hours worked by the Employee Member over the preceding twelve (12) months is ten (10) hours per week or more.

(c) Upon suspension, all membership voting rights and other rights and privileges shall cease except all business transacted with the Cooperative while membership is suspended may be counted in determining patronage refunds for that year. Upon removal of the cause for suspension, the suspension of membership shall be lifted automatically, and the previously suspended Member shall be entitled to all membership privileges.

8.7 Expulsion from Membership.

(a) The Board may terminate the membership of a Member for good cause. Good cause for termination shall include, but not be limited to, the following:

(i) failure to comply with the Membership Agreement, these Bylaws, the Member Policies or any other agreement between the Member and the Cooperative;

(ii) failure of a Member to patronize the Cooperative or vendors participating in its servicing program for a period of twenty-four (24) months or otherwise not actively supporting the business of the Cooperative as determined by the Cooperative;

(iii) filing of a petition in bankruptcy or the approval of a plan of reorganization or arrangement under the Bankruptcy Act (as it now exists or as it may be amended) or an admission seeking the relief therein provided seeking similar relief under state law, or having a receiver appointed, voluntarily or otherwise, for its property; and a change in control of the business of such Member, unless specifically waived by the Board. For this purpose, a change of control is a sale or other transfer of fifty percent (50%) of the voting control of a Member within a two (2) year period; any change in control as a result of a merger, consolidation, bankruptcy or other change of form of a corporate member; or for a Member that is a partnership, any change in the composition of the partnership. The passing of stock or partnership interest by inheritance and purchases and sales within a family of individuals shall not constitute a change in control under this section. It shall be incumbent upon a Member to report any such change in control or binding agreement that contemplates any such change in control within thirty (30) days after the date of such change in control or the execution of such agreement, as the case may be, after which the Cooperative shall make the necessary inquiries and investigations, request appropriate documentation, consider the facts and take such action as it deems appropriate.

(b) Upon such termination, all membership privileges shall cease and all business transacted with the Cooperative shall not be counted in determining patronage payments for the year.

(c) Upon termination of an Employee Member's employment with the Cooperative, his or her Employee Membership will be terminated without further action by the Board or the Cooperative, and the Employee Member's equity in the Cooperative shall be refunded in accordance with Section 8.6.

8.8 Rights Upon Termination of Membership. In case of withdrawal, retirement, death, or expulsion, or other termination of the membership of a Member:

(a) The Member shall have no further rights as a Member of the Cooperative, except to receive a sum equal to any cash capital contributions made by the Member and any net profits allocated to the Member for the current year adjusted to and including the effective date of termination; *provided*, *however*, this sum may, at the discretion of the Board, be paid to the terminated Member in installments over a period of not more than five (5) years (without interest or carrying charge) if the Board determines the Cooperative's financial condition or prospects are likely to be impaired by such payment. Upon termination, the membership of the terminated Member in the Cooperative shall cease and terminate, and the resigned Member shall only be entitled to the payments provided above and any amounts as they are or become payable under any previously issued Patrons' Equities.

(b) The Board may, in its sole discretion, offset the amount of any net profits allocated to the Member against any indebtedness of such member to the Cooperative. The Member shall have no right to offset the amount of any allocation against any indebtedness it may have to the Cooperative. At times other than the termination of membership, the Board may, in its sole discretion, apply to any indebtedness of a Member owing to the Cooperative the amount of all or a part of such Member's allocation (discounted to present value based on the Cooperative's then current patronage capital program), as shown on the records of the Cooperative, but this provision shall confer no obligation upon the Board to do so, nor any right upon the member to compel or insist upon such offset.

(c) In the event of termination of membership, regardless of how terminated, the Cooperative shall not become or be liable for the payment of any amount whatsoever because of the value of the property interest or other membership rights in the Cooperative of the Member whose membership is terminated.

(d) Other than the Membership Agreement, the termination of a Member pursuant to this Article 8 shall not result in termination of such Member's other contracts with or commitments to the Cooperative, except as otherwise provided in such contracts or consented to by the Cooperative in writing.

Article 9.
MERGER, CONSOLIDATION, OR DISSOLUTION

9.3 Liquidating Event. The Cooperative shall be dissolved and commence liquidating upon the recommendation of the Board and the affirmative vote of at least two-thirds (2/3rds) of the Members voting on the matter.

9.4 Distributions Upon Liquidation. Upon the dissolution of the Cooperative, the Board or any other liquidator designated by the Members shall act as liquidator to wind up the affairs of the Cooperative. The liquidator shall have full power and authority to sell, assign and

encumber any or all of the Cooperative's assets and to wind up and liquidate the affairs of the Cooperative in an orderly and businesslike manner and on such terms and conditions as the liquidator deems necessary or advisable, without the consent of the Members. All proceeds from liquidation shall be applied in the following order of priority:

(a) To the payment of debts and liabilities of the Cooperative according to their respective priorities, including any loans or advances to the Cooperative by any Member, and the costs and expenses of liquidation;

(b) To the establishment of such reserves as the liquidator deems necessary or advisable;

(c) To the payment of the par value of any Nonvoting Preferred Stock plus any cumulated but unpaid dividends thereon;

(d) To return the face amount, without appreciation or goodwill, of all Patrons' Equities allocated to any Member pursuant to Article 4 and not previously paid or retired (and if the liquidation proceeds are insufficient to pay all such Patrons' Equities in full, the Patrons' Equities shall be paid on a first allocated, first paid basis);

(e) To return any cash capital contributions made by Members; and

(f) The remaining proceeds shall be paid to the Members based upon the average patronage of each Member over the life of the Cooperative or any other historical period reasonably selected by the Board.

9.5 Merger or Consolidation. A plan of merger or consolidation shall be adopted by the Board and approved by a majority of the Members voting on the plan as provided in Section 308B.801 of the Act. If the terms of a merger or consolidation of which the Cooperative is a party do not provide the Members of the Cooperative with an economic interest in the surviving entity that is substantially similar to the economic interest possessed by such Members in the Cooperative immediately before such merger or consolidation, the value of the consideration received shall be divided among them in the same manner as a comparable amount of net liquidation proceeds would be distributed pursuant to Section 9.2. This shall not be construed to prevent issuance of differing forms of consideration to different groups of Members to the extent allowed by law.

Article 10.
INDEMNIFICATION

10.3 Directors and Officers. The Cooperative shall indemnify, to the fullest extent permitted by the Act, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Cooperative to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Cooperative, or is or was a director or officer of the Cooperative serving at the request of the Cooperative as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Cooperative; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person

shall have been adjudged to be liable to the Cooperative unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a present or former director or officer of the Cooperative has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this Section 10.1, or in defense of any claim, issue or matter herein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

10.4 Insurance. The Board may authorize the purchase and maintenance of insurance or the execution of individual agreements for the purpose of such indemnification, and the Cooperative shall advance all reasonable costs and expenses (including attorneys' fees) incurred in defending any action, suit or proceeding to all persons entitled to indemnification under this bylaw, all in the manner, under the circumstances and to the extent required or permitted by the Act, as now enacted or hereafter amended.

Article 11.
AMENDMENT

These Bylaws may be amended upon approval by a majority of the Board, except that any changes to any class of Members' voting rights may only be amended by a majority vote of the class of Members whose voting rights are being changed. No course of dealing between the parties will modify, amend, waive or terminate any provision of these Bylaws or any rights or obligations of any party under or by reason of these Bylaws.

EXHIBIT C

ARTICLES OF ORGANIZATION

Office of the Minnesota Secretary of State
Certificate of Organization

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name:	Farm Generations Cooperative
File Number:	1024751500030
Minnesota Statutes, Chapter:	308B
This certificate has been issued on:	07/18/2018

Steve Simon
Secretary of State
State of Minnesota

10247515

ARTICLES OF ORGANIZATION
FOR
FARM GENERATIONS COOPERATIVE
CHAPTER 308B (COOPERATIVE)

ARTICLE I
NAME

The name of this cooperative association is Farm Generations Cooperative (this "Cooperative").

ARTICLE II
PURPOSE

A. This Cooperative is organized to provide a marketing platform and other services for its producer members, who must be members of National Young Farmers Coalition, and other customers and shall be operated on a cooperative basis for the mutual benefit of its members.

B. This Cooperative may engage in any other activity, including performance of related services for its members, for which a cooperative association may be organized under the Minnesota Cooperative Associations Act, Minnesota Statutes Chapter 308B.

ARTICLE III
DURATION

The period of duration of this Cooperative shall be perpetual.

ARTICLE IV
REGISTERED AGENT AND REGISTERED OFFICE

The address of the registered office of this Cooperative is:

100 South 5th Street, Suite 1075
Minneapolis, MN 55402

and its registered agent at that address is CT Corporation System Inc.

ARTICLE V
MEMBERSHIP

This Cooperative is a membership cooperative that shall have at least one class of members. Eligibility for membership in this Cooperative and the rights, benefits and obligations of members shall be specified in this Cooperative's bylaws.

ARTICLE VI
BOARD OF DIRECTORS

The number of directors constituting the initial board of directors is three (3); their names are as follows:

Tess Brown-Lavoie
Lindsey Lusher Shute
Michael Durante

Members of the initial board of directors shall serve for an interim period as provided in the bylaws.

ARTICLE VII
LIMITATION OF DIRECTORS' LIABILITY

To the fullest extent permitted by the Minnesota Cooperative Associations Act as the same exists or may hereafter be amended, a director of this Cooperative shall not be personally liable to this Cooperative or its members for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification or repeal of this Article nor the adoption of any provision in these articles of organization inconsistent with this Article shall adversely affect any right or protection of a director or officer of this Cooperative with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

ARTICLE VIII
ORGANIZER

The Organizer for this Cooperative is David P. Swanson, whose address is 50 South Sixth Street, Suite 1500, Minneapolis, MN 55402-1498.

Dated: July 18, 2018

David Swanson

David P. Swanson, Organizer

Work Item 1024751500030
Original File Number 1024751500030

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
07/18/2018 11:59 PM

Steve Simon
Secretary of State